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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of January, 1997


                          RENAISSANCE HOTEL GROUP N.V.
                 (Translation of Registrant's Name Into English)

                      C/O RENAISSANCE HOTELS INTERNATIONAL
       17TH FLOOR, NEW WORLD TOWER II, 18 QUEEN'S ROAD, CENTRAL, HONG KONG
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F     X             Form 40-F
                     -----                        -----

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes                         No             X
                     -----                        -----

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.)






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NEWS RELEASE
FOR IMMEDIATE RELEASE

             RENAISSANCE HOTEL GROUP N.V. AND DOUBLETREE CORPORATION
                     ENTER INTO MEMORANDUM OF UNDERSTANDING
                            FOR PROPOSED ACQUISITION


         HONG KONG AND PHOENIX, (January 6, 1997) -- Renaissance Hotel Group N.V. (NYSE:RHG) and Doubletree Corporation (NASDAQ:TREE) report that their respective Boards of Directors have approved a memorandum of understanding for the proposed acquisition of Renaissance by Doubletree, which the parties executed on January 5, 1997.

         The terms provide for holders of Renaissance shares to receive consideration consisting of US $8.00 in cash and 0.4342 shares of Doubletree common stock. Based on a hypothetical Doubletree stock price of US $43.00 per share (the closing price of Doubletree stock on January 3, 1997), the total consideration to be paid by Doubletree for each Renaissance share would be US $26.67 per share. The exchange ratio will be fixed at 0.4342 shares of Doubletree stock unless the average Doubletree stock price for a specified period prior to the closing of the transaction is less than $40.3875 per share or greater than US $49.3625 per share, in which case the exchange ratio would be appropriately increased or decreased to preserve the economic value of the transaction as it would have existed if the average Doubletree stock price had been such minimum or maximum price. Based on a hypothetical Doubletree stock price of $43.00, the transaction is valued at approximately $890 million including the assumption of $70 million of net debt.

         In the event Renaissance enters into a merger or acquisition agreement with a party other than Doubletree within four months, Renaissance has agreed to pay Doubletree a break-up fee of

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US $15 million. In the event Doubletree fails to sign a definitive agreement with Renaissance within 45 days, Doubletree has agreed to pay US $15 million to Renaissance.

         The consummation of the proposed transaction is subject to, among other things, completion of due diligence by both parties within 45 days and the negotiation and execution of definitive agreements approved by the respective Boards of Directors, and the completion of regulatory approvals. No assurances can be given as to the completion timing or final terms and conditions of the proposed transaction.

         Renaissance has retained Morgan Stanley and Co. Inc. as its financial advisor in connection with the transaction. Doubletree has retained Montgomery Securities as its financial advisor.

         Doubletree had a portfolio of 236 properties totaling 55,497 rooms under lease, management or franchise as of September 30, 1996. Renaissance had a portfolio of 146 hotels totaling 45,690 rooms under management or franchise as of September 30, 1996. The combined company will have 382 hotels and approximately 101,000 rooms.

                                      # # #

For further information, contact:

For Doubletree:            Ruth Pachman/Michael Freitag
                           Kekst and Company, 1-212-593-2655

For Renaissance:           Robert W. Olesen, Chief Financial Officer
                           1-216-498-7793.




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PERSONAL AND CONFIDENTIAL
-------------------------



                                LETTER OF INTENT
                                ----------------



                                                               January 5, 1997


Renaissance Hotel Group N.V.


New World Hotel Holdings Ltd.


Diamant Hotel Investments N.V.


Gentlemen:

            This letter (the "Letter") is to confirm our agreement in principle concerning the proposed transaction (the "Transaction") by and among Doubletree Corporation ("Purchaser"), Renaissance Hotel Group N.V. ("Renaissance"), New World Hotel Holdings Ltd. ("NWH") and Diamant Hotel Investments N.V. ("Diamant" and, together with NWH, the "Sellers") regarding Purchaser's proposed purchase (whether through merger, tender offer or otherwise) of all of the issued and outstanding shares of common stock (the "Stock") of Renaissance. The Transaction shall be made upon the following terms and subject to the following conditions:

         1. PRICE AND STRUCTURE OF THE TRANSACTION. Subject to the terms and conditions set forth herein, on the Closing Date (as defined below), Purchaser shall acquire the Stock of Renaissance from the Sellers and the public shareholders of Renaissance pursuant to the Transaction for consideration per share of Stock consisting of $8.00 in cash and 0.4342 shares of Doubletree common stock ("Doubletree Stock") (the "Per Share Purchase Price"). For example, based upon an assumed value of Doubletree Stock of $42.15 per share, the Per Share Purchase Price would equal $26.30, consisting of $8.00 in cash and $18.30 of Doubletree Stock. The exchange ratio of 0.4342 shares of Doubletree Stock shall be fixed, provided that if the average DoubLetree Stock price for a specified period (which is five (5) trading days) prior to closing is less than $40.3875 per share or greater than $49.3625 per share, the exchange ratio shall be appropriately increased or decreased to preserve the economic value of the transaction as it would have existed if the average Doubletree Stock price had been such minimum or maximum price. For example, if the average price of Doubletree Stock is $52.00 per share, the exchange ratio shall be reduced to
0.4122 shares of Doubletree Stock (rounding to the nearest ten-thousandth). In addition, Purchaser shall pay for each currently outstanding stock






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option of Renaissance an amount to the holder thereof equal to the difference between the Per Share Purchase Price and the exercise price of each such stock option such amount to be paid in cash and shares of Doubletree Stock in the same proportions as the consideration paid to holders of Stock. All currently outstanding stock options of Renaissance shall vest automatically in full upon consummation of the Transaction.

         2. CLOSING. The closing of the Transaction shall be held as soon as practicable following the execution and delivery of a definitive purchase agreement, at a time and place to be mutually agreed upon by Renaissance and Purchaser (the "Closing Date").

         3. NON-BINDING AGREEMENT. Except as expressly provided herein, the obligations of Purchaser and Renaissance are expressly subject to the negotiation and execution of a definitive agreement in form and substance satisfactory to each of Purchaser, Renaissance and Sellers and their respective counsel (the "Definitive Agreement"). Such agreement shall contain representations, warranties, covenants, conditions and indemnifications of Renaissance and Purchaser which are customary in agreements of this type; provided that no representations or warranties shall survive the Closing Date.

         4. CONDITIONS TO CLOSING. The consummation of the Transaction shall be subject to and conditioned upon, among other things, the following: (i) the execution by Purchaser and Renaissance of a mutually acceptable Definitive Agreement and the compliance with or satisfaction or waiver of the terms and conditions thereof on or before the Closing Date; (ii) completion to each of Purchaser's and Renaissance's satisfaction of such party's due diligence investigation of the other party, as described further in paragraph 5 below, including completion to each of Purchaser's and Renaissance's satisfaction of a review by such party's independent accountants of the accuracy and completeness of the financial information relating to the other party provided to such party in connection herewith (it being understood that the obligations of the parties under the Definitive Agreement shall not be conditioned upon satisfactory completion of due diligence); (iii) the receipt of all material consents and approvals, including those from regulatory agencies, necessary to consummate the Transaction in conformity with applicable law, agreements and orders; and (iv) in the case of Purchaser, the absence of any material adverse change in the business, condition (financial or otherwise) or properties of Renaissance and its subsidiaries taken as a whole, and in the case of Renaissance, the absence of any material adverse change in the business, condition (financial or otherwise) or properties of Purchaser and its subsidiaries taken as a whole.

         5. ACCESS TO FACILITIES; DUE DILIGENCE. From the date hereof until the Closing Date, each of Purchaser and Renaissance shall, and shall cause its management to, afford the other party and its attorneys, consultants, accountants and authorized representatives (including lenders) full access, upon reasonable notice during normal business hours and at other reasonable times without disruption to the party's normal business affairs, to all properties, books, contracts, commitments, records, personnel and advisors of Renaissance in order to permit the other party to conduct its due diligence investigation of such party. Such investigation shall include, among other things, the receipt of relevant financial information, the review of any relevant contractual obligations of such party, the conducting of discussions with such party's management, employees and customers with the prior consent of such party (such consent not to be unreasonably withheld or delayed), environmental review and testing, review and valuation of all pension, health, retiree and related liabilities and such other investigations, valuations or testing as may be deemed necessary by the other party.





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         6. NO SOLICITATION. For a period of forty-five days from the date hereof, or for such longer period as the parties may be negotiating with respect to the Transaction (the "Nonsolicitation Period"), neither Renaissance nor Sellers shall, directly or indirectly, solicit from any third party any inquiries, proposals or offers with respect to the sale of Renaissance. Nothing herein shall restrict Renaissance or Seller from entering into discussions or negotiations with or providing information to any third party in response to unsolicited proposals or offers. Renaissance and Sellers agree to promptly notify Purchaser if any of them receives an offer or proposal or engages in any such discussions or negotiations or provides any such information with or to any such third party.

         7. LOCKUP; REGISTRATION RIGHTS. Diamant and NWH agree not to, directly or indirectly, sell, offer to sell, contract to sell, grant any option for the sale of or otherwise dispose of any Doubletree Stock acquired in connection with the Transaction or otherwise, for a period of 180 days after the date of the Closing of the Transaction. Affiliates of Renaissance shall be afforded customary registration rights with respect to Doubletree Shares received by them in the Transaction.

         8. TERMINATION FEE. (a) If prior to the expiration of 120 days from the date of this Letter, Renaissance or Sellers enter into a binding agreement, whether written or oral, for the sale (whether by merger, tender offer or otherwise) of 50% or more of the assets or stock of Renaissance with any party other than Purchaser, for a consideration greater than $26.30 per share of Stock, then in such event, Renaissance and Sellers shall immediately pay to Purchaser a fee of $15,000,000, as liquidated damages, which amount shall be payable in same day funds unless Purchaser is in material breach of its obligations under paragraph 8(b) hereof.

                  (b) If prior to the expiration of this Letter, Purchaser fails to enter into a Definitive Agreement with Renaissance for any reason (unless Purchaser shall have offered to enter into a definitive agreement containing no terms other than those set forth herein and such other terms as shall not have been objected to by Renaissance and Renaissance shall have declined to execute such definitive agreement) in such event, Purchaser shall immediately pay to Renaissance a fee of $15,000,000, as liquidated damages, which amount shall be payable in same day funds. Such fee shall not be due, and in the event it shall have been already paid it shall be refunded, in the event a fee shall be or become payable to Purchaser under clause (a) above.

                  (c) The Definitive Agreement shall provide for Purchaser to receive a 3% termination fee in the event Renaissance accepts a competing offer after the Definitive Agreement is executed.

         9. PUBLIC DISCLOSURE; CONFIDENTIALITY. (a) During the term of this Letter, the parties hereto shall consult with each other and agree on the desirability, timing and substance of any press release, public announcement, publicity statement or other disclosure to the public relating to the Transaction. During the term of this Letter, subject to applicable law upon advice of counsel, none of the parties shall issue such public disclosure without reasonable prior notice to the other parties as to the time of issuance, extent of distribution and form and substance of such public disclosure.

                  (b) All information acquired by any party or its respective agents or representatives in respect of another party ("Confidential Information") shall be held in the strictest confidence if such information is not in the public domain or was not independently





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obtained or developed without breach of any confidentiality obligation. In the event of a termination of this Letter or the Transaction, such Confidential Information, if so requested, shall be returned or destroyed (without retaining copies thereof). No party shall use any Confidential Information except for the purpose of evaluating the Transaction.

         10. NON-BINDING NATURE. This Letter does not contain all of the material terms necessary to complete the Transaction and execute the Definitive Agreement and does not create any legally binding obligations on the parties hereto, except for paragraphs 5, 6, 8 and 9 hereof which are intended to and shall be binding. This Letter shall terminate and become of no further force and effect upon the expiration of the Nonsolicitation Period; provided that the provisions of paragraph 8 shall survive to the extent of any rights created pursuant thereto and that paragraph 9(b) shall survive the expiration of this Letter.

         11. MISCELLANEOUS. This Letter may be executed in counterparts, each of which shall be deemed to be an original but all or which shall constitute one and the same document. This Letter shall be governed by the laws of the State of Delaware without regard to conflicts of law principles thereof.






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                  Please indicate your agreement to the terms and conditions of this Letter by signing and returning the enclosed copy of this Letter, whereupon we shall proceed promptly with the preparation and negotiation of a Definitive Agreement.

                  We look forward to working with you.

                                          Very truly yours,

                                          DOUBLETREE CORPORATION


                                          By: /s/ Richard M. Kelleher
                                             ------------------------------
                                               Name:  Richard M. Kelleher
                                               Title:  President and Chief
                                                       Executive Officer


Agreed to and accepted this
5th day of January, 1997:


RENAISSANCE HOTEL GROUP N.V.


By: /s/ James K. C. Choi
   ------------------------------
     Name: James K. C. Choi
     Title: Vice Chairman, Director

NEW WORLD HOTEL HOLDINGS LTD.


By:  /s/ Dr. Henry Cheng Kar-Shun
   ------------------------------
     Name: Dr. Henry Cheng Kar-Shun
     Title: Director

DIAMANT HOTEL INVESTMENTS N.V.


By:  /s/ Robert W. Olesen
   ------------------------------
     Name: Robert W. Olesen
     Title: Director







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                                  SIGNATURES


        PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.


                              RENAISSANCE HOTEL GROUP N.V.



                              By: /s/ Robert W. Olesen
                                  -------------------------
                                  Robert W. Olesen
                                  Executive Director, Executive Vice
                                  President and Chief Financial Officer



Date: January 7, 1997